SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                              (Amendment No. ____)


                              SKIBO FINANCIAL CORP.
                              ---------------------
                                (Name of Issuer)


                           Common Stock $.10 Par Value
                           ---------------------------
                         (Title of Class of Securities)


                                   830611 10 9
                           ---------------------------
                                 (CUSIP Number)


                          Gregory A. Gehlmann, Esquire
                      Malizia, Spidi, Sloane & Fisch, P.C.
                       1301 K Street, N.W., Suite 700 East
                             Washington, D.C. 20005
                                 (202) 434-4660
                          ----------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 29, 1998
                       ----------------------------------
                     (Date of Event Which Requires Filing of
                                 This Statement)

         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 9.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages.)

                                  (Page 1 of 9)

 ----------------------------------------------------                         --------------------------------------------

 CUSIP No. 830611 10 9                                         13D            Page 2 of 9 Pages
 ----------------------------------------------------                         --------------------------------------------


 ----------------------- -------------------------------------------------------------------------------------------------
          1              NAME OF REPORTING PERSONS
                         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                         Skibo Bancshares, M.H.C.

 ----------------------- -------------------------------------------------------------------------------------------------
          2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                           (a) 9
                                                                                                                    (b) 9
 ----------------------- -------------------------------------------------------------------------------------------------
          3              SEC USE ONLY

 ----------------------- -------------------------------------------------------------------------------------------------
          4              SOURCE OF FUNDS      SC

 ----------------------- -------------------------------------------------------------------------------------------------
          5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

                          PURSUANT  TO ITEM 2(d) or 2(e)                                                   |__|

 ----------------------- -------------------------------------------------------------------------------------------------
          6              CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States

 ----------------------- ------------- -----------------------------------------------------------------------------------
       NUMBER OF              7        SOLE VOTING POWER
                                                              1,897,500
         SHARES
                         ------------- -----------------------------------------------------------------------------------
      BENEFICIALLY            8        SHARED VOTING POWER
        OWNED BY                                                     0
                         ------------- -----------------------------------------------------------------------------------
          EACH                9        SOLE DISPOSITIVE POWER
       REPORTING                                              1,897,500
                         ------------- -----------------------------------------------------------------------------------
      PERSON WITH             10       SHARED DISPOSITIVE POWER
                                                                     0
 ----------------------- -------------------------------------------------------------------------------------------------
          11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  1,897,500
 ----------------------- -------------------------------------------------------------------------------------------------
          12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES                                                                    |__|

 ----------------------- -------------------------------------------------------------------------------------------------
          13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         55.0% (based on 3,450,000 outstanding shares)

 ----------------------- -------------------------------------------------------------------------------------------------
          14             TYPE OF REPORTING PERSON
                         HC

 ----------------------- -------------------------------------------------------------------------------------------------

Item 1.  Security and Issuer
----------------------------

         The class of equity securities to which this Statement relates is the common stock, $0.10 par value per share (the "Common Stock"), of Skibo Financial Corp. (the "Issuer"), the principal executive office of which is located at 242 East Main Street, Carnegie, Pennsylvania 15106.

Item 2.  Identity and Background
--------------------------------

         The name and business address of the company filing this Statement is Skibo Bancshares, M.H.C., 242 East Main Street, Carnegie, Pennsylvania 15106 (the "MHC"). The MHC is a mutual holding company chartered under the laws of the United States.

         Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the MHC ("Insiders"):

                                    Directors

Name                       Occupation
----                       ----------

John C. Burne              Chairman of the Board and former Vice
                           President of the Bank, retired general
                           insurance agent, proprietor of a log home dealership

Layne W. Craig             Former owner of Craig Plumbing and Heating

Walter G. Kelly            President and Chief Executive Officer of the Bank

John T. Mendenhall, Jr.    Dentist in Carnegie, Pennsylvania

Alexander J. Senules       Secretary and Vice President of the Bank,
                           President and majority stockholder of
                           Blasting Products, Inc., and President of
                           Senex Explosives, Inc.

                    Executive Officers Who Are Not Directors

Name                       Occupation
----                       ----------

Carol A. Gilbert           Chief Financial and Operating Officer and Treasurer


         During the last five years, neither the MHC nor the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such persons being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All of the Insiders are U.S. Citizens.

Item 3.  Service and Amount of Funds or Other Consideration
-----------------------------------------------------------

         The MHC acquired the Common Stock in connection with the stock holding company reorganization of First Carnegie Deposit (the "Bank"). See Item 4.

Item 4.  Purpose of Transaction
-------------------------------

         On October 29, 1998, the Bank completed its stock holding company reorganization, whereby the Bank became the wholly owned subsidiary of the Registrant ("Reorganization"). The purpose of the Reorganization was to enable the Bank to utilize the stock holding company form of organization, giving it greater flexibility to repurchase stock and to make investments. Pursuant to an agreement and plan of reorganization dated May 14, 1998, shares of

Bank common stock were exchanged for shares of common stock of the Registrant on a three-for-two basis. The MHC acquired 1,897,500 shares of common stock, or 55%, of the Issuer.

         The Insiders and the MHC may, from time to time, depending upon market and regulatory conditions and other investment considerations, purchase additional shares of the Issuer. As holding company of the Issuer, the MHC, from time to time, explores and is presented with potential actions and transactions which may be advantageous to the Issuer and its stockholders, including possible mergers, acquisitions and other business combinations.

         Other than as the Issuer's mutual holding company and majority stockholder, the MHC has no current plans or proposals which relate to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
          (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
          (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
          (e) any material change in the present capitalization or dividend policy of the Issuer;
          (f) any other material change in the Issuer's business or corporate structure;
          (g) changes in the Issuer's Certificate of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons;
          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or
          (j)  any action  similar  to any of those  enumerated  above.


Item 5.    Interest in Securities of the Issuer
--------------------------------------------

         (a) The MHC owns beneficially an aggregate of 1,897,500 shares of the Issuer's Common Stock, constituting 55.0% of the number of shares of such Common Stock outstanding on the date hereof. Of this entire amount, the MHC has sole power to vote and dispose of such shares of Common Stock. Information with respect to the number and percentage of shares owned by Insiders has been filed with the SEC pursuant to Section 16(a) of the Exchange Act.

         (b) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the MHC. Information with respect to the voting and dispositive power of Insiders with respect to the Issuer's Common Stock has been filed with the SEC pursuant to Section 16(a) of the Exchange Act.

         (c) The MHC has not effected any transaction in the Issuer's Common Stock within the past 60 days. Information with respect to transactions by Insiders with respect to the Issuer's Common Stock has been or will be filed with the SEC pursuant to Section 16(a) of the Exchange Act.

         (d) No person or entity other than the MHC has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships
         With Respect to Securities of the Issuer
--------------------------------------------------------------------------------

         As of the date of this Schedule, neither the MHC nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock. Certain insiders have received options and recognition plan share awards. Such options and stock awards are reflected in such insider reports filed with the SEC pursuant to Section 16(a) of the Exchange Act.


Item 7. Material to be Filed as Exhibits
----------------------------------------

         Exhibit 1 - Agreement and Plan of Reorganization, dated May 14, 1998.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Skibo Bancshares, M.H.C.

                                        By: /s/ WALTER G. KELLY
                                            ------------------------------------
                                            Walter G. Kelly
                                            President




April 28, 1999